MEDIA

Jean-Marc Podvin	Tony Plohoros
33-1-53-77-42-23	908-591-2839
jean-marc.podvin@sanofi-aventis.com	tony.plohoros@bms.com

INVESTORS

Sanjay Gupta	John Elicker
33-1-53-77-45-45	212-546-3775
sanjay.gupta@sanofi-aventis.com	john.elicker@bms.com

Sanofi-Aventis and Bristol-Myers Squibb Prevail

in U.S. Plavix® Patent Litigation.

Paris, France and New York, New York—June 19, 2007—Sanofi-aventis (Paris Bourse: EURONEXT: SAN; and New York: NYSE: SNY) and Bristol-Myers Squibb (New York: NYSE: BMY) announced today that the U.S. District Court for the Southern District of New York has upheld the validity and enforceability of U.S. patent 4,847,265 covering clopidogrel bisulfate, the active ingredient in Plavix®, maintaining the main patent protection for this product in the United States until November 2011.

The Court also ruled that Apotex’s generic clopidogrel bisulfate infringes sanofi-aventis’ patent, and has enjoined Apotex from marketing this product in the United States until the patent expires.

About sanofi-aventis

Sanofi-aventis is one of the world’s leading pharmaceutical companies, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global pharmaceutical and related health care products company whose mission is to extend and enhance human life.

Forward Looking Statements

sanofi-aventis

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include risks that may arise from the outcome of any appeal, the adverse impact of generic product distributed into the market by Apotex, the potential launch of a generic clopidogrel bisulfate product by other entities, as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Bristol-Myers Squibb

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things risks that may arise from the outcome of any appeal, the adverse impact of generic product distributed into the market by Apotex and the potential launch of a generic clopidogrel bisulfate product by other entities For further details and a discussion of these and other risks and uncertainties, see the company’s current reports on Form 8-K, quarterly reports on Form 10-Q and the annual report on Form 10-K for the year ended December 31, 2006, furnished to and filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.